Exhibit 99.1

RoyaLand (RLNDF) Appoints Davide Mignemi as Sporting Director and Alessandro Formisano as Head Coach for its Italian Soccer Club Savoia 1908 FC

Naples, Italy and Hamilton, Bermuda – September 1, 2026 – The RoyaLand Company Ltd. (the “Company” or “RoyaLand”) (OTCQB: RLNDF), a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed game called TheRoyal.Land as well as ownership and growth of its Italian professional football club Savoia 1908 FC (“Savoia”), today announced the appointment of Davide Mignemi as Sporting Director and Alessandro Formisano as First-Team Head Coach, marking a significant step in the Club's ongoing effort to build a structured, competitive and sustainable sporting project in Italian professional football (soccer).

Davide Mignemi Named Sporting Director

Born in Catania in 1980, Mr. Mignemi joins Savoia with extensive experience in building and managing sporting projects, along with an in-depth knowledge of Serie C and the dynamics of Italian professional football. Over the course of his career as a football executive, he has worked with several Italian clubs, including Sicula Leonzio, Gubbio, Siracusa and Campobasso.

Mr. Mignemi’s tenure at Gubbio was particularly notable. Across three consecutive seasons as Sporting Director, he helped build squads that consistently reached the Serie C playoffs.

Mr. Mignemi’s approach is grounded in strategic planning, deep knowledge of the transfer market and the identification of players suited to a club's technical project, with close attention to balancing competitiveness, player development and financial sustainability.

At Savoia, Mr. Mignemi will play a key role in building and developing a solid and ambitious sporting project, supporting the club as it continues its journey in professional football.

Alessandro Formisano Named First-Team Head Coach

Born in Naples in 1990 and holding a UEFA A coaching license, Mr. Formisano represents a new generation of Italian coaches: young in age, but already with significant professional experience. His development included important roles within the youth academies of Casertana, Benevento and Perugia, where he built a methodology focused on both individual and collective player development.

After more than three seasons in charge of Perugia's Primavera side, Mr. Formisano was promoted to First-Team Head Coach in December 2023, leading the team to fourth place and qualification for the Serie C playoffs. He subsequently took charge of Pianese, guiding the newly promoted club to the playoffs, before continuing his professional career with Livorno.

Mr. Formisano's football philosophy is built on intensity, organization, courage and collective commitment, with particular emphasis on developing young players and creating a strong team identity. As Head Coach of Savoia, his task will be to bring these principles to a squad that carries the responsibility and privilege of representing not only a historic football club, but also a community with an extraordinary footballing tradition and passion.

Savoia press conference introducing First-Team Head Coach Alessandro Formisano (center left) and Sporting Director Davide Mignemi (center right).

“The appointments of Davide Mignemi and Alessandro Formisano reflect our determination to build a technical program based on complementary expertise and a shared vision: strategic planning and transfer-market knowledge on one side, and technical identity, daily work and a strong team culture on the other. Our objective is to build a competitive, well-organized and sustainable Savoia, capable of approaching professional football with ambition while, at the same time, establishing solid foundations for long-term growth,” stated General Manager and Chief Operating Officer of Savoia, Nazario Matachione.

About The RoyaLand Company Ltd.

The RoyaLand Company Ltd. is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed game called TheRoyal.Land as well as ownership and growth of its Italian professional football club Savoia 1908 FC. The Company is actively focused on developing what it believes to be a novel, interactive and immersive game based on a player-empowered design. This game is expected to feature proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with premium incremental in-game content. Bridging the virtual video game world and terrestrial soccer, Savoia 1908 FC has also completed a tournament season for its eSports team competing in EA Sports FC™ online matches.

TheRoyal.Land and the management and development of Savoia 1908 FC are being conducted in collaboration with the Company's founder and CEO Prince Emanuele Filiberto di Savoia — the grandson of the last King of Italy — as well as seven other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho, and Mecklenburg (Germany). TheRoyal.Land is intended to integrate these families' first-hand historical perspectives to deliver an authentic and unique past-meets-future entertainment experience.

CONTACT:

investors@theroyal.land
www.TheRoyal.Land